                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-88479


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 22, 1999)                             PNC BANK LOGO

                                  $400,000,000

                                PNC FUNDING CORP

                            7.50% SUBORDINATED NOTES
                                    DUE 2009

             UNCONDITIONALLY GUARANTEED ON A SUBORDINATED BASIS BY

                                 PNC BANK CORP.
                               ------------------

     The Subordinated Notes will mature on November 1, 2009. Interest on the Subordinated Notes is payable semiannually on May 1 and November 1 beginning May 1, 2000. The Subordinated Notes are unconditionally guaranteed on a subordinated basis by PNC Bank Corp. and rank equally with all of PNC Funding Corp's other unsecured subordinated indebtedness. The Subordinated Notes may not be redeemed prior to maturity and will not be subject to any sinking fund.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the related Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                            PER NOTE       TOTAL
                                                            --------    ------------
Public Offering Price                                        99.564%    $398,256,000
Underwriting Discount                                         0.650%    $  2,600,000
Proceeds to PNC Funding Corp                                 98.914%    $395,656,000

     Interest on the Subordinated Notes will accrue from November 2, 1999 to the date of delivery.

                               ------------------

     The Underwriters are offering the Subordinated Notes subject to various conditions. The Underwriters expect to deliver the Subordinated Notes to purchasers on or about November 2, 1999.

                               ------------------

SALOMON SMITH BARNEY
             ABN AMRO INCORPORATED
                            CHASE SECURITIES INC.
                                         PNC CAPITAL MARKETS, INC.

October 26, 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT PAGE OF THIS PROSPECTUS SUPPLEMENT OR, WITH RESPECT TO INFORMATION INCORPORATED BY REFERENCE, AS OF THE DATE OF SUCH INFORMATION.

     THIS PROSPECTUS SUPPLEMENT AND THE RELATED PROSPECTUS MAY BE USED BY PNC CAPITAL MARKETS, INC. AND J.J.B. HILLIARD, W.L. LYONS, INC., AFFILIATES OF PNC BANK CORP. AND PNC FUNDING CORP, IN CONNECTION WITH OFFERS AND SALES RELATED TO SECONDARY MARKET TRANSACTIONS IN THE NOTES. PNC CAPITAL MARKETS, INC. AND J.J.B. HILLIARD, W.L. LYONS, INC. MAY ACT AS PRINCIPAL OR AGENT IN SUCH TRANSACTIONS. SUCH SALES WILL BE MADE AT PRICES RELATED TO PREVAILING MARKET PRICES AT THE TIME OF SALE OR OTHERWISE.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
PNC Bank Corp. .............................................   S-3
Use of Proceeds.............................................   S-3
Summary Consolidated Financial Data.........................   S-4
Certain Terms of the Notes..................................   S-5
Underwriting................................................   S-6
Legal Opinions..............................................   S-7

                            PROSPECTUS
About this Prospectus.......................................     3
Where You Can Find More Information.........................     3
Incorporation of Certain Documents by Reference.............     4
PNC Bank Corp. .............................................     4
PNC Funding Corp............................................     5
Use of Proceeds.............................................     5
Consolidated Ratio of Earnings to Fixed Charges.............     5
Consolidated Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.................................     6
Description of Debt Securities and Guarantees...............     6
Description of Common Stock.................................    20
Description of Preferred Stock..............................    21
Description of Depositary Shares............................    25
Plan of Distribution........................................    27
Legal Opinions..............................................    28
Experts.....................................................    28

                                 PNC BANK CORP.

     PNC Bank Corp. ("PNC" or the "Corporation") is a bank holding company organized under Pennsylvania law. PNC was incorporated in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, the Corporation has diversified its geographic presence and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbanking subsidiaries.

     PNC is one of the largest diversified financial services companies in the United States and operates seven major businesses engaged in retail banking, asset management and wholesale banking activities: PNC Regional Bank, PNC Advisors, BlackRock, PFPC Worldwide, PNC Institutional Bank, PNC Secured Finance and PNC Mortgage.

     PNC tailors its financial products and services to specific customer segments and offers them both nationally and in its primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio, and Kentucky. At June 30, 1999, the Corporation's consolidated assets, deposits, and shareholders' equity were $75.6 billion, $47.7 billion, and $5.8 billion, respectively.

     PNC's corporate structure currently consists of four subsidiary banking and savings institutions and over 100 active nonbank subsidiaries. PNC Bank, National Association, headquartered in Pittsburgh, Pennsylvania ("PNC Bank"), is the Corporation's principal bank subsidiary. At June 30, 1999, PNC Bank had total consolidated assets of $69.0 billion, representing approximately 91% of the Corporation's consolidated assets.

     PNC's principal executive offices are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2702 and its telephone number is (412) 762-1553.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes are expected to be used to fund a portion of the purchase price to be paid by PNC for First Data Investor Services Group, Inc. ("ISG"), the mutual fund servicing subsidiary of First Data Corporation. As described in PNC's Current Report on Form 8-K filed on July 21, 1999, PNC has agreed to acquire ISG for $1.1 billion in cash. The transaction is expected to close in the fourth quarter of 1999, subject to regulatory approvals and satisfaction of customary closing conditions.

     Pending ultimate application for the ISG acquisition or other corporate purposes as described in the accompanying Prospectus, the net proceeds may be used to make short-term investments or to reduce borrowed funds. In view of anticipated funding requirements for the ISG acquisition and other aspects of PNC's business, PNC Funding or PNC may from time to time engage in additional financings of a character and in amounts to be determined.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following unaudited table sets forth certain consolidated financial data for PNC and its subsidiaries and is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                          SIX MONTHS ENDED
                                              JUNE 30,                    YEAR ENDED DECEMBER 31,
                                          -----------------   -----------------------------------------------
                                           1999      1998      1998      1997      1996      1995      1994
                                           ----      ----      ----      ----      ----      ----      ----
SUMMARY OF OPERATIONS (in millions)
  Interest income.......................  $ 2,494   $ 2,605   $ 5,313   $ 5,051   $ 4,938   $ 5,149   $ 4,724
  Interest expense......................    1,229     1,337     2,740     2,556     2,494     3,007     2,232
  Net interest income...................    1,265     1,268     2,573     2,495     2,444     2,142     2,492
  Provision for credit losses...........      103        65       225        70                   6        84
  Noninterest income excluding net
    securities gains (losses)(a)........    1,353     1,062     2,286     1,735     1,353     1,198     1,155
  Net securities gains (losses)(a)......       42        13        16        40        22      (280)     (142)
  Noninterest expense(a)................    1,590     1,447     2,940     2,582     2,292     2,427     2,212
  Applicable income taxes...............      327       282       595       566       535       219       318
  Income before cumulative effect of
    changes in accounting principles....      640       549     1,115     1,052       992       408       891
  Cumulative effect of changes in
    accounting principles, net of tax
    benefits............................                                                                   (7)
  Net income............................  $   640   $   549   $ 1,115   $ 1,052   $   992   $   408   $   884
PERIOD-END BALANCE SHEET DATA (in
  millions)
  Total assets..........................  $75,558   $75,873   $77,207   $75,120   $73,260   $73,404   $77,461
  Loans, net of unearned income.........   52,075    56,237    57,650    54,245    51,798    48,653    44,043
  Allowance for credit losses...........      673       859       753       972     1,166     1,259     1,352
  Shareholders' equity..................    5,755     5,633     6,043     5,384     5,869     5,768     5,727
AVERAGE BALANCE SHEET DATA (in millions)
  Total assets..........................  $76,003   $72,891   $74,626   $70,644   $70,807   $75,131   $74,362
  Earning assets........................   67,853    65,943    67,439    64,017    64,725    69,535    69,427
  Loans, net of unearned income.........   54,576    54,719    55,693    52,907    49,116    45,624    42,599
  Securities available for sale.........    8,601     7,552     7,374     8,774    13,550    22,140    24,355
  Deposits..............................   45,940    44,399    44,896    44,534    45,117    44,830    43,937
  Borrowed funds........................   21,061    20,922    21,809    18,594    18,314    23,176    23,622
  Shareholders' equity..................    5,923     5,437     5,581     5,478     5,828     5,784     5,531
SELECTED RATIOS
  Return on average common shareholders'
    equity..............................    22.66%    21.26%    20.81%    20.01%    17.18%     7.05%    16.09%
  Return on average assets..............     1.70      1.52      1.49      1.49      1.40       .54      1.19
  Average common shareholders' equity to
    average total assets................     7.38      7.03      7.06      7.31      8.11      7.64      7.34
  Net interest margin...................     3.75      3.88      3.85      3.94      3.83      3.15      3.64
CREDIT QUALITY RATIOS
  Nonperforming loans to period-end
    loans...............................      .58       .48       .51       .51       .67       .74      1.28
  Nonperforming assets to period-end
    loans, loans held for sale and
    foreclosed
    assets..............................      .59       .55       .55       .59       .87      1.08      1.72
  As a percent of average loans
    Net charge-offs.....................      .38       .66       .80       .51       .33       .29       .40
    Provision for credit losses.........      .38       .24       .40       .13                 .01       .20
    Allowance for credit losses.........     1.23      1.57      1.35      1.84      2.37      2.76      3.17
  Allowance as a percent of period-end
    Loans...............................     1.29      1.53      1.31      1.79      2.25      2.59      3.07
    Nonperforming loans.................   224.33    315.81    255.25    351.79    334.40    351.68    239.29
RATIO OF EARNINGS TO FIXED CHARGES(b)
  Excluding interest on deposits........     2.61x     2.26x     2.25x     2.38x     2.39x     1.42x     2.10x
  Including interest on deposits........     1.75      1.60      1.60      1.62      1.60      1.21      1.53

---------------

(a) Amortization of mortgage servicing rights and related net securities gains resulting from residential mortgage banking risk management strategies are included in noninterest income, which is a change in presentation from the 1998 Annual Report.

(b) The consolidated ratio of earnings to fixed charges has been computed by dividing income before income taxes, cumulative effect of changes in accounting principles, and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), borrowed funds discount amortization expense, and the portion of net rental expense which is deemed to be equivalent to interest on debt. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other funds borrowed, and subordinated debt.

                           CERTAIN TERMS OF THE NOTES

     The 7.50% Subordinated Notes Due 2009 (the "Notes") will be issued by PNC Funding Corp, a wholly-owned indirect subsidiary of the Corporation ("PNC Funding"). The Notes will be guaranteed on an unsecured subordinated basis by the Corporation. The terms of the subordination of the Notes and the related guarantees are described in the accompanying Prospectus under the heading "Description of Debt Securities and Guarantees." The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the subordinated debt securities in the accompanying Prospectus, to which description reference is hereby made. The accompanying Prospectus sets forth the meaning of certain defined terms used herein and not otherwise defined.

                                    GENERAL

     The Notes will be limited to $400,000,000 aggregate principal amount and will be issued under an Indenture dated as of December 1, 1991, among PNC, PNC Funding and The Chase Manhattan Bank, as Trustee, as amended by a Supplemental Indenture dated as of February 15, 1993 (as amended, the "indenture"), which is more fully described in the accompanying Prospectus. The Notes will be unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by PNC.

     The Notes will bear interest at an annual rate of 7.50%. Interest will be payable semiannually in arrears on May 1 and November 1 of each year, commencing May 1, 2000. Interest will be payable to the persons in whose names the Notes are registered at the close of business on April 15 or October 15, as the case may be, next preceding such interest payment dates. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The interest period relating to an interest payment date shall be the period from but not including the preceding interest payment date (or from but not including November 2, 1999 in the case of the first interest period) to and including the relevant interest payment date.

     The Notes will mature on November 1, 2009. The Notes may not be redeemed prior to their stated maturity. The Notes will not be subject to any sinking fund.

     The Notes and PNC's guarantee thereof are not savings or deposit accounts or other obligations of any bank. They are not insured by the Federal Deposit Insurance Corporation or any other insurer or governmental agency.

                               DELIVERY AND FORM

     The Notes initially will be represented by a Global Security deposited with DTC and registered in the name of Cede & Co. (DTC's partnership nominee). The Notes will be available for purchase in denominations of $1,000 (representing 1/400,000 of the Global Security) and integral multiples thereof in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described in the accompanying Prospectus, no beneficial owner of a Note shall be entitled to receive a definitive certificate representing a Note. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered owner of the Global Security, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the Notes for all purposes of the indenture.

     Principal of and interest on the Notes is payable at the office of the corporate trust department of the Trustee, PNC Funding's Paying Agent in The City of New York, presently located at 450 West 33rd Street, New York, New York 10001. Payment of interest, other than at maturity, may be made at the option of PNC Funding by check mailed to the address of the registered holder entitled thereto. So long as the Global Security represents the Notes, such payments of interest and principal will be made to the Depositary or its nominee. Payments to beneficial owners of the Notes will be made through the Depositary or its nominee, as described in the accompanying

Prospectus. None of PNC Funding, the Trustee, any Paying Agent, or the Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

                        SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by PNC Funding in immediately available funds. The Notes will trade in DTC's Same Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated October 26, 1999, PNC Funding has agreed to sell to Salomon Smith Barney Inc., ABN AMRO Incorporated, Chase Securities Inc. and PNC Capital Markets, Inc. (collectively, the "Underwriters"), and the Underwriters have agreed to purchase, the respective principal amount of Notes set forth after their names below at the price to the public less the underwriting discount set forth on the cover page of this Prospectus Supplement.

UNDERWRITER                                           PRINCIPAL AMOUNT
-----------                                           ----------------
Salomon Smith Barney Inc............................    $280,000,000
ABN AMRO Incorporated...............................    $ 40,000,000
Chase Securities Inc. ..............................    $ 40,000,000
PNC Capital Markets, Inc............................    $ 40,000,000
                                                        ------------
     Total..........................................    $400,000,000
                                                        ============

     The following table shows the underwriting discounts and commissions to be paid to the Underwriters by PNC Funding in connection with this offering.

                                              PER NOTE       TOTAL
                                              ---------      -----
Underwriting Discount.......................    0.650%     $2,600,000

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes if any Notes are purchased. PNC Funding has been advised by the Underwriters that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $4.00 per $1,000 principal amount of the Notes. The Underwriters may allow and such dealers may reallow a concession not in excess of $2.50 per $1,000 principal amount of the Notes. After the initial public offering, the public offering price and such concessions may be changed. An affiliate of Salomon Smith Barney Inc. has entered into a swap transaction in connection with the Notes.

     The Underwriting Agreement provides that PNC Funding and PNC will jointly and severally indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to any payments the Underwriters may be required to make in respect thereof.

     In connection with this offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more than the principal amount of Notes shown in the first paragraph above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Notes at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Notes or effecting purchases of the Notes for the purpose of pegging, fixing or maintaining the price of the Notes or for the purpose of reducing a short position created in connection with the offering. In addition, if the Underwriters purchase Notes in the open market and the securities purchased can be traced to a particular member of the selling group, the Underwriters may require the selling group member in question to purchase the Notes in question at the cost price to the Underwriters or may recover from (or decline to pay to) the selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The Underwriters and their respective associates and affiliates may be customers of, engage in transactions with, and perform investment banking and other financial services (including commercial lending) for, PNC and its subsidiaries in the ordinary course of business. PNC Capital Markets, Inc., one of the Underwriters, is an indirect wholly-owned subsidiary of PNC. Under Conduct Rule 2720 ("CR 2720") of the National Association of Securities Dealers, Inc. (the "NASD"), when an NASD member, such as PNC Capital Markets, Inc., participates in the distribution of an affiliated company's securities, the offering must be conducted in accordance with applicable provisions of CR 2720. PNC and PNC Funding are considered to be "affiliates" (as such term is defined in CR 2720) of PNC Capital Markets, Inc. The offer and sale of the Notes by PNC Capital Markets, Inc. will comply with the applicable requirements of CR 2720 regarding the underwriting of securities of affiliates.

     This Prospectus Supplement and the related Prospectus may be used by PNC Capital Markets, Inc. and J.J.B. Hilliard, W.L. Lyons, Inc., affiliates of PNC and PNC Funding, in connection with offers and sales related to secondary market transactions in the Notes. PNC Capital Markets, Inc. and J.J.B. Hilliard, W.L. Lyons, Inc. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

     The Notes are new securities with no established trading market and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the holders of the Notes to sell their Notes or at what price holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, PNC's operating results, and the market for similar securities. PNC Funding has been advised by Salomon Smith Barney Inc. that it initially intends to make a market in the Notes, but Salomon Smith Barney Inc. is not obligated to do so and may discontinue any market making at any time without notice.

                                 LEGAL OPINIONS

     The validity of the Notes and related Guarantees will be passed upon for PNC Funding and PNC by Victor M. DiBattista, Chief Regional Counsel of PNC.

     The validity of the Notes and related Guarantees will be passed upon for the Underwriters by Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019.

PROSPECTUS

                                                                 [PNC BANK LOGO]

                                 $1,947,000,000

                                 PNC BANK CORP.
        COMMON STOCK, PREFERRED STOCK, GUARANTEES AND DEPOSITARY SHARES

                                PNC FUNDING CORP
                                DEBT SECURITIES

                            ------------------------

     We may offer, in one or more offerings, debt securities, common stock, preferred stock, guarantees and depositary shares having an aggregate initial public offering price of up to $1,947,000,000. We may also issue common stock upon the conversion, exchange or exercise of any of the securities listed above. When we decide to sell a particular series of securities, we will prepare a prospectus supplement describing those securities and our plan of distribution. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

     The common stock of PNC Bank Corp. is listed on the New York Stock Exchange under the symbol "PNC".

     These securities are not savings or deposit accounts or other obligations of any bank, and they are not insured by the Federal Deposit Insurance Corporation or any other insurer or governmental agency.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this prospectus is October 22, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    3

Where You Can Find More Information.........................    3

Incorporation Of Certain Documents By Reference.............    4

PNC Bank Corp...............................................    4

PNC Funding Corp............................................    5

Use Of Proceeds.............................................    5

Consolidated Ratio Of Earnings To Fixed Charges.............    5

Consolidated Ratio Of Earnings To Combined Fixed Charges And
  Preferred Stock Dividends.................................    6

Description Of Debt Securities And Guarantees...............    6

Description Of Common Stock.................................   20

Description Of Preferred Stock..............................   21

Description Of Depositary Shares............................   25

Plan Of Distribution........................................   27

Legal Opinions..............................................   28

Experts.....................................................   28

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,947,000,000. We may sell these securities either separately or in units. We also may issue common stock upon the conversion, exchange or exercise of any of the securities described in this prospectus.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, contains additional information about the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or SEC, web site or at the SEC offices mentioned below under the heading "Where You Can Find More Information."

     You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules and the information incorporated by reference, contains additional relevant information about us and the securities. For example, the indenture relating to our debt securities is attached to the registration statement as an exhibit. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

     In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information and the registration statement at the following locations of the
SEC:

        - Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459;

        - Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

        - New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048.

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

     In addition, the SEC maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers of securities, like us, who file such material electronically with the SEC. The address of that web site is http://www.sec.gov. You also can inspect such reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock and certain series of our preferred stock are listed on the New York Stock Exchange.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This prospectus incorporates by reference the documents listed below that we previously have filed with the SEC. These documents contain important information about us.

        - PNC Bank Corp.'s Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A (Amendment No. 1) filed on June 29, 1999;

        - PNC Bank Corp.'s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999 and June 30, 1999;

        - PNC Bank Corp.'s Current Reports on Form 8-K that were filed on January 5, 1999, January 19, 1999, February 19, 1999, April 2, 1999,
          April 28, 1999, July 21, 1999, July 26, 1999 and September 2, 1999;
          and

        - The description of PNC Bank Corp.'s common stock and certain series of preferred stock contained in the Form 8-A that was filed on September 24, 1987.

     We "incorporate by reference" any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and the termination of the offering of the securities. This means that we can disclose important information to you by referring to those documents. These documents may include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Thus, for example, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

     You can obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a documents unless that exhibit is specifically incorporated by reference into that document) from the SEC on its web site at http://www.sec.gov. You also can obtain these documents from us without charge by visiting our web site at http://www.pncbank.com or by requesting them in writing, by email or by telephone at the following address:

                                 Lynn F. Evans
                              Financial Reporting
                                 PNC Bank Corp.
                                 One PNC Plaza
                                249 Fifth Avenue
                      Pittsburgh, Pennsylvania 15222-2707
                                 (412) 762-1553
                        financial.reporting@pncbank.com

                                 PNC BANK CORP.

     In this prospectus, we use "PNC" to refer to PNC Bank Corp. specifically or, if the context requires, to PNC Bank Corp. together with its subsidiaries; "PNC Funding" to refer to PNC Funding Corp specifically; and "we" or "us" to refer collectively to PNC and PNC Funding.

     PNC is a bank holding company organized under Pennsylvania law. PNC was incorporated in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, PNC has diversified its geographic presence and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbanking subsidiaries.

     PNC is one of the largest diversified financial services companies in the United States and operates seven major businesses engaged in retail banking, asset management and wholesale banking activities:

PNC Regional Bank, PNC Advisors, BlackRock, PFPC Worldwide, PNC Institutional Bank, PNC Secured Finance and PNC Mortgage.

     PNC tailors its financial products and services to specific customer segments and offers them both nationally and in its primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio, and Kentucky. At June 30, 1999, PNC had consolidated assets, deposits, and shareholders' equity of $75.6 billion, $47.7 billion, and $5.8 billion, respectively.

     PNC's corporate structure currently consists of four subsidiary banking and savings institutions and over 100 active nonbank subsidiaries. PNC Bank, National Association, headquartered in Pittsburgh, Pennsylvania ("PNC Bank"), is our principal bank subsidiary. At June 30, 1999, PNC Bank had total consolidated assets of $69.0 billion, representing approximately 91% of our consolidated assets.

     PNC's principal executive offices are located at:

                                 One PNC Plaza
                                249 Fifth Avenue
                      Pittsburgh, Pennsylvania 15222-2702
                                 (412) 762-1553

                                PNC FUNDING CORP

     PNC Funding is a wholly owned indirect subsidiary of PNC. PNC Funding was incorporated under Pennsylvania law in 1972 and is engaged in financing the activities of PNC and its subsidiaries through the issuance of commercial paper and other debt guaranteed by PNC.

     PNC Funding's principal executive offices are located at:

                               1600 Market Street
                        Philadelphia, Pennsylvania 19101
                                 (215) 585-5000

                                USE OF PROCEEDS

     Unless otherwise provided in the applicable prospectus supplement, we will apply the net proceeds from the sale of the securities for general corporate purposes, including:

        - advances to PNC (in the case of PNC Funding) and subsidiaries of PNC (including its bank subsidiaries),

        - financing of possible future acquisitions,

        - repayment of outstanding indebtedness, and

        - repurchases of issued and outstanding shares of common stock under authorized programs of PNC.

     The amount and timing of advances will depend on future growth and financing requirements of PNC and its subsidiaries. Pending ultimate application, the net proceeds may be used to make short-term investments or reduce borrowed funds. In view of anticipated funding requirements, we may from time to time engage in additional financings of a character and in amounts to be determined.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following unaudited table presents our consolidated ratio of earnings to fixed charges. The consolidated ratio of earnings to fixed charges was computed by dividing income before income taxes and cumulative effect of changes in accounting principles and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense that is deemed to be equivalent to interest on debt, borrowed funds discount amortization expense and distributions on trust preferred capital securities. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds and subordinated debt. Because PNC Funding is a provider of funds to PNC and its subsidiaries, fixed charges ratios are presented on a consolidated basis.

                                                                         YEAR ENDED DECEMBER 31,
                                                  SIX MONTHS ENDED   --------------------------------
                                                   JUNE 30, 1999     1998   1997   1996   1995   1994
                                                  ----------------   ----   ----   ----   ----   ----
Excluding interest on deposits................          2.61x        2.25x  2.38x  2.39x  1.42x  2.10x
Including interest on deposits................          1.75         1.60   1.62   1.60   1.21   1.53

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following unaudited table presents our consolidated ratio of earnings to combined fixed charges and preferred stock dividends. The consolidated ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing income before income taxes, cumulative effect of changes in accounting principles and fixed charges by fixed charges and preferred stock dividends. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense that is deemed to be equivalent to interest on debt, borrowed funds discount amortization expense and distributions on trust preferred capital securities. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other borrowed funds and subordinated debt.

                                                                         YEAR ENDED DECEMBER 31,
                                                  SIX MONTHS ENDED   --------------------------------
                                                   JUNE 30, 1999     1998   1997   1996   1995   1994
                                                  ----------------   ----   ----   ----   ----   ----
Excluding interest on deposits................          2.57x        2.23x  2.35x  2.38x  1.42x  2.09x
Including interest on deposits................          1.74         1.60   1.61   1.60   1.21   1.53

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

     This section describes the general terms and provisions of the debt securities that PNC Funding may offer, and the guarantees of such debt securities by PNC. The debt securities may be either senior debt securities or subordinated debt securities. The prospectus supplement will describe the specific terms of the debt securities and guarantees offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities and guarantees.

     The debt securities will be issued under an indenture, dated as of December 1, 1991, as amended by a supplemental indenture dated as of February 15, 1993 (as amended, the "indenture"), a copy of which has been filed with the SEC. The Chase Manhattan Bank, formerly known as Chemical Bank and as successor by merger to Manufacturers Hanover Trust Company, is the trustee under the indenture, unless a different trustee for a series of debt securities is named in the prospectus supplement. For each series of debt securities, a supplemental indenture may be entered into among PNC Funding, PNC and The Chase Manhattan Bank or such other trustee as may be named in the prospectus supplement relating to that series of debt securities.

     We have summarized the material terms and provisions of the indenture in this section. We encourage you to read the indenture for additional information before you buy any debt securities. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.

DEBT SECURITIES IN GENERAL

     The debt securities will be unsecured obligations of PNC Funding.

     The indenture does not limit the amount of debt securities that we may issue from time to time in one or more series.

     We will specify in the prospectus supplement relating to a particular series of debt securities being offered the terms relating to the offering. The terms may include:

        - the title and type of the debt securities;

        - the aggregate principal amount of the debt securities;

        - the purchase price of the debt securities;

        - the date or dates on which debt securities may be issued;

        - the date or dates on which the principal of and premium on the debt securities will be payable;

        - if the debt securities will be interest bearing:

           - the interest rate on the debt securities or the method by which the interest rate may be determined;

           - the date from which interest will accrue;

           - the record and interest payment dates for the debt securities;

           - the first interest payment date; and

           - any circumstances under which we may defer interest payments;

        - the place or places where the principal of, and premium and interest on, the debt securities will be payable;

        - any optional redemption provisions that would permit us or the holders of debt securities to elect redemption of the debt securities before their final maturity;

        - any sinking fund provisions that would obligate us to redeem the debt securities before their final maturity;

        - the portion of the principal amount of the debt securities that will be payable upon an acceleration of the maturity of the debt securities;

        - whether payment of the principal of, premium, and interest on, the debt securities will be with or without deduction for taxes, assessments or governmental charges, and with or without reimbursement of taxes, assessments or governmental charges paid by holders;

        - any events of default which will apply to the debt securities that differ from those contained in the indenture;

        - whether the debt securities will be issued in registered form or in bearer form, or in both registered form and bearer form;

        - the currency or currencies in which the debt securities will be denominated, payable, redeemable or repurchaseable;

        - whether the debt securities of such series will be issued as a global security and, if so, the identity of the depositary for such series;

        - any trustees, paying agents, transfer agents or registrars for the debt securities;

        - any special federal income tax considerations applicable to the debt securities; and

        - any other terms of such debt securities.

     We intend for any subordinated debt securities offered to be included as regulatory capital under Federal Reserve Board interpretations. As a result, these debt securities will contain subordination and acceleration provisions different from, and covenants more limited than in, certain prior issuances of PNC Funding's subordinated debt securities.

     If any of the debt securities are sold for, or if the principal of or any interest on any series of debt securities is payable in, foreign currencies or foreign currency units, the relevant restrictions, elections, tax consequences, specific terms and other information will be set forth in the applicable prospectus supplement.

     Although the indenture provides that we may issue debt securities in registered form, with or without coupons, or in bearer form, each series of debt securities will be issued in fully registered form unless the prospectus supplement provides otherwise. Debt securities that are not registered as to interest will have coupons attached, unless issued as original issue discount securities.

     The principal of, and premium and interest on, fully registered securities will be payable at the place of payment designated for such securities and stated in the prospectus supplement. PNC Funding also has the right to make interest payments by check mailed to the holder at its registered address. The principal of, and premium, if any, and interest on any debt securities in other forms will be payable in the manner and at the place or places as may be designated by PNC Funding and specified in the applicable prospectus supplement. (Sections 3.01 and 5.01)

     You may exchange or transfer the debt securities at the corporate trust office of the trustee for the applicable series of debt securities or at any other office or agency maintained by us for those purposes. You may transfer bearer debt securities by delivery. We will not require payment of a service charge for any transfer or exchange of the debt securities, but PNC Funding may require payment of a sum sufficient to cover any applicable tax or other governmental charge. (Section 3.05).

     Unless the prospectus supplement provides otherwise, each series of the debt securities will be issued only in denominations of $1,000 or any integral multiple thereof and payable in dollars. (Section 3.02). Under the indenture, however, debt securities may be issued in any denomination and payable in a foreign currency or currency unit. (Section 3.01).

     We may issue debt securities with "original issue discount." Original issue discount debt securities bear no interest or bear interest at below-market rates and will be sold below their stated principal amount. The prospectus supplement will describe any special federal income tax consequences and other special considerations applicable to any securities issued with original issue discount.

SENIOR DEBT SECURITIES

     The senior debt securities will rank equally with all senior indebtedness of PNC Funding. At August 31, 1999, the outstanding senior indebtedness of PNC Funding was approximately $918.5 million.

     "Senior indebtedness of PNC Funding" means the principal of, and premium and interest on, (i) all "indebtedness for money borrowed" of PNC Funding whether outstanding on the date of execution of the indenture or thereafter created, assumed or incurred, and (ii) any deferrals, renewals or extensions of any such indebtedness. The following indebtedness of PNC Funding, however, is not considered to be senior indebtedness of PNC Funding:

        - 9 7/8% Subordinated Notes Due 2001,

        - 6 7/8% Subordinated Notes Due 2003,

        - 6 1/8% Subordinated Notes Due 2003,

        - 7 3/4% Subordinated Notes Due 2004,

        - 6 7/8% Subordinated Notes Due 2007,

        - 6 1/2% Subordinated Notes Due 2008, and

        - 6 1/8% Subordinated Notes Due 2009.

     The term "indebtedness for money borrowed" means:

        - any obligation of, or any obligation guaranteed by, PNC Funding for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments,

        - any capitalized lease obligation, and

        - any deferred obligation for payment of the purchase price of any property or assets. (Section 1.01).

     Senior indebtedness of PNC Funding includes any borrowings under the $500 million credit facility under an Amended and Restated Credit Agreement dated as of March 18, 1996, as amended, (the "$500 Million Credit Facility"), and outstanding commercial paper issued by PNC Funding. No amounts are currently outstanding under the $500 Million Credit Facility. There is no limitation on the issuance of additional senior indebtedness of PNC Funding.

SUBORDINATED DEBT SECURITIES

     The subordinated debt securities will be subordinated in right of payment to all senior indebtedness of PNC Funding. (Section 12.01). In certain events of insolvency of PNC Funding, the subordinated debt securities will also be effectively subordinated in right of payment to all "other company obligations" and will be subject to an obligation of PNC Funding to pay any "excess proceeds" (as defined in the indenture) to creditors in respect of any unpaid other company obligations. (Section 12.13).

     "Other company obligations" means obligations of PNC Funding associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, or any similar arrangements, unless the instrument by which PNC Funding incurred, assumed or guaranteed the obligation expressly provides that it is subordinate or junior in right of payment to any other indebtedness or obligations of PNC Funding. (Section 1.01). At August 31, 1999, there were no other company obligations of PNC Funding.

     Upon the liquidation, dissolution, winding up, or reorganization of PNC Funding, PNC Funding must pay to the holders of all senior indebtedness of PNC Funding the full amounts of principal of, and premium and interest on, that senior indebtedness before any payment is made on the subordinated debt securities. If, after PNC Funding has made those payments on the senior indebtedness

        - (i) there are amounts available for payment on the subordinated debt securities (as defined in the indenture, "excess proceeds"), and (ii) at such time, any creditors in respect of "other company obligations" have not received their full payments, then

        - PNC Funding shall first use such excess proceeds to pay in full all such other company obligations before PNC Funding makes any payment in respect of the subordinated debt securities. (Section 12.02).

     In addition, PNC Funding may not make any payment on the subordinated debt securities in the event

        - PNC Funding has failed to make full payment of the principal of, or premium, if any, or interest on any senior indebtedness of PNC Funding; or

        - any event of default with respect to any senior indebtedness of PNC Funding has occurred and is continuing, or would occur as a result of such payment on the subordinated debt securities.

     Because of the subordination provisions and the obligation to pay excess proceeds, in the event of insolvency, holders of the subordinated debt securities may recover less, ratably, than holders of senior indebtedness of PNC Funding and other company obligations, and holders of existing company subordinated indebtedness and other creditors of PNC Funding. (Sections 12.01, 12.02, 12.03, and 12.13).

     PNC Funding's obligations under the subordinated debt securities will rank equally in right of payment with each other and with the "existing company subordinated indebtedness" (as defined in the indenture), subject to the obligations of the holders of subordinated debt securities to pay over any excess proceeds to creditors in respect of other company obligations as provided in the indenture. (Section 12.13).

     As defined in the indenture, the existing company subordinated indebtedness currently consists of PNC Funding's 9 7/8% Subordinated Notes Due 2001. (Section 1.01). At August 31, 1999, the outstanding existing company subordinated indebtedness of PNC Funding was approximately $100 million.

GUARANTEES IN GENERAL

     PNC will unconditionally guarantee the due and punctual payment of the principal of, premium, if any, and interest on the debt securities when and as the same shall become due and payable, whether at maturity, upon redemption or otherwise. (Section 3.12).

     PNC is a holding company that conducts substantially all its operations through subsidiaries. As a result, claims of the holders of the guarantees will generally have a junior position to claims of creditors of PNC's subsidiaries (including in the case of any bank subsidiary, its depositors), except to the extent that PNC may itself be a creditor with recognized claims against the subsidiary. In addition, there are certain regulatory and other limitations on the payment of dividends and on loans and other transfers of funds to PNC by its bank subsidiaries.

GUARANTEES OF SENIOR DEBT SECURITIES

     The guarantees of senior debt securities will rank equally with all senior indebtedness of PNC (defined in the indenture as "senior guarantor indebtedness"). At August 31, 1999, the outstanding senior indebtedness of PNC was approximately $1,218.5 million, which is inclusive of the guarantee of senior indebtedness of PNC Funding.

     "Senior indebtedness of PNC" means the principal of, and premium, if any, and interest on, (i) all "indebtedness for money borrowed" of PNC, whether outstanding on the date of execution of the indenture or thereafter created, assumed or incurred, and (ii) any deferrals, renewals or extensions of any such indebtedness of PNC. (Section 1.01). However, the following indebtedness of PNC is not considered to be senior indebtedness of PNC:

        - PNC's 8 1/4% Convertible Subordinated Debentures Due 2008, and

        - PNC's guarantee of the following indebtedness of PNC Funding:

           - 9 7/8% Subordinated Notes Due 2001,

           - 6 7/8% Subordinated Notes Due 2003,

           - 6 1/8% Subordinated Notes Due 2003,

           - 7 3/4%, Subordinated Notes Due 2004,

           - 6 7/8% Subordinated Notes Due 2007,

           - 6 1/2% Subordinated Notes Due 2008, and

           - 6 1/8% Subordinated Notes Due 2009.

     The term "indebtedness for money borrowed" means

           - any obligation of, or any obligation guaranteed by, PNC for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments,

           - any capitalized lease obligation, and

           - any deferred obligation for payment of the purchase price of any property or assets.

     "Senior indebtedness of PNC" includes PNC's guarantee of the following senior notes of PNC Funding:

           - 5.43% Senior Notes Due 2000,

           - 6.95% Notes Due 2002, and

           - 7.00% Notes Due 2004

and the following joint and several obligations of PNC and PNC Bancorp, Inc. assumed in connection with the merger of Midlantic Corporation with PNC Bancorp, Inc. on December 31, 1995:

           - 9.25% Senior Notes Due 1999,

           - 9.875% Subordinated Capital Notes Due 1999, and

           - 9.20% Subordinated Capital Notes Due 2001.

     "Senior indebtedness of PNC" also includes PNC's guarantee of any borrowings under the $500 Million Credit Facility and of any outstanding commercial paper issued by PNC Funding. There is no limitation under the indenture on the issuance of additional senior indebtedness of PNC.

GUARANTEES OF SUBORDINATED DEBT SECURITIES

     The guarantees of the subordinated debt securities ("subordinated guarantees") will be subordinated in right of payment to all senior indebtedness of PNC. (Section 12.04). In certain events of insolvency of PNC, the subordinated guarantees will also be effectively subordinated in right of payment to all "other guarantor obligations" (as defined in the indenture). (Section 12.05). "Other guarantor obligations" means obligations of PNC associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts or any similar arrangements, unless the instrument by which PNC incurred, assumed or guaranteed the obligation expressly provides that it is subordinate or junior in right of payment to any other indebtedness or obligations of PNC. (Section 1.01) At August 31, 1999, there were no other guarantor obligations of PNC.

     Upon the liquidation, dissolution, winding up, or reorganization of PNC, PNC must pay to the holders of all senior indebtedness of PNC the full amounts of principal of, and premium and interest on, that senior indebtedness before any payment is made on the subordinated debt securities. If, after PNC has made those payments on the senior indebtedness

        - (i) there are amounts available for payment on the subordinated debt securities (as defined in the indenture, "excess proceeds"), and (ii) at such time, any creditors in respect of "other company obligations" have not received their full payments, then

        - PNC shall first use such excess proceeds to pay in full all such other company obligations before PNC makes any payment in respect of the subordinated debt securities. (Section 12.02).

     In addition, PNC may not make any payment on the subordinated debt securities in the event

        - PNC has failed to make full payment of the principal of, or premium, if any, or interest on any senior indebtedness of PNC; or

        - any event of default with respect to any senior indebtedness of PNC has occurred and is continuing, or would occur as a result of such payment on the subordinated debt securities.

     Because of the subordination provisions and the obligation to pay excess proceeds, in the event of insolvency, holders of subordinated guarantees of PNC may recover less, ratably, than holders of senior indebtedness of PNC and other guarantor obligations, and existing guarantor subordinated indebtedness (as defined in the indenture) and other creditors of PNC. (Section 3.12, 12.04, 12.05, 12.06 and 12.14)

     As defined in the indenture, the "existing guarantor subordinated indebtedness" currently consists of:

        - PNC's guarantee of PNC Funding's 9 7/8% Subordinated Notes Due 2001, and

        - PNC's 8 1/4% Convertible Subordinated Debentures Due 2008.

     At August 31, 1999, $100 million and $298,000, respectively, in principal amounts of such subordinated notes and debentures were outstanding.

     As provided in the indenture, in the event of insolvency of PNC, the holders of the subordinated guarantees are subject to an obligation to pay any excess proceeds to creditors in respect of any unpaid other guarantor obligations (as defined in the indenture).

     The subordinated guarantees will also rank equally in right of payment with PNC's guarantee of the following subordinated notes of PNC Funding:

        - 6 7/8% Subordinated Notes Due 2003,

        - 6 1/8% Subordinated Notes Due 2003,

        - 7 3/4% Subordinated Notes Due 2004,

        - 6 7/8% Subordinated Notes Due 2007,

        - 6 1/2% Subordinated Notes Due 2008, and

        - 6 1/8% Subordinated Notes Due 2009.

     As with holders of the subordinated guarantees, the holders of such guarantees of the subordinated notes of PNC Funding are subject to an obligation to pay any excess proceeds to creditors in respect of any unpaid other guarantor obligations. Therefore, in the event of insolvency of PNC, holders of the subordinated guarantees will recover the same, ratably, as holders of PNC's guarantees of such subordinated notes of PNC Funding.

EFFECT OF SUBORDINATION PROVISIONS

     By reason of the subordination provisions described above and as described more fully in the applicable prospectus supplement, in the event of insolvency of PNC Funding, holders of subordinated notes may recover less, ratably, than holders of senior indebtedness of PNC Funding and "other company obligations." Holders of subordinated notes may also recover less, ratably, than holders of "existing company subordinated indebtedness" and other creditors of PNC Funding. Similarly, holders of subordinated guarantees may recover less, ratably, than holders of senior indebtedness of PNC and "other guarantor obligations," and may also recover less, ratably, than holders of "existing guarantor subordinated indebtedness" and other creditors of PNC.

CERTAIN COVENANTS

     The indenture contains certain covenants that impose various restrictions on us and, as a result, afford the holders of debt securities certain protections. Although statements have been included in this prospectus as to the general purpose and effect of the covenants, investors must review the full text of the covenants to be able to evaluate meaningfully the covenants.

  Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank

     The covenant described below is designed to ensure that, for so long as any senior debt securities are issued and outstanding, PNC will continue directly or indirectly to own and thus serve as the holding company for its "principal subsidiary banks." When we use the term "principal subsidiary banks," we mean each of:

        - PNC Bank,

        - any other subsidiary bank the consolidated assets of which constitute 20% or more of the consolidated assets of PNC and its subsidiaries,

        - any other subsidiary bank designated as a principal subsidiary bank by the board of directors of PNC, or

        - any subsidiary that owns any voting shares or certain rights to acquire voting shares of any principal subsidiary bank, and their respective successors, provided any such successor is a subsidiary bank or a subsidiary, as appropriate.

As of the date hereof, our only principal subsidiary bank is PNC Bank.

     The indenture prohibits PNC, unless debtholder consent is obtained from the holders of senior debt securities, from:

        - selling or otherwise disposing of, and permitting a principal subsidiary bank to issue, voting shares or certain rights to acquire voting shares of a principal subsidiary bank,

        - permitting the merger or consolidation of a principal subsidiary bank with or into any other corporation, or

        - permitting the sale or other disposition of all or substantially all the assets of any principal subsidiary bank, if after giving effect to any one of such transactions and the issuance of the maximum number of voting shares issuable upon the exercise of all such rights to acquire voting shares of a principal subsidiary bank, PNC would own directly or indirectly less than 80% of the voting shares of such principal subsidiary bank. This restriction does not apply to:

            -- transactions required by any law, or any regulation or order of any governmental authority;

            -- transactions required as a condition imposed by any governmental authority to the acquisition by PNC, directly or indirectly, or any other corporation or entity if thereafter,

               - PNC would own at least 80% of the voting shares of the other corporation or entity,

               - the consolidated banking assets of PNC would be at least equal to those prior thereto, and

               - the board of directors of PNC shall have designated the other corporation or entity a principal subsidiary bank;

            -- transactions that do not reduce the percentage of voting shares of such principal subsidiary bank owned directly or indirectly by PNC; and

            -- transactions where the proceeds are invested within 180 days after such transaction in any one or more subsidiary banks.

     The indenture, however, does permit the following:

        - the merger of a principal subsidiary bank with and into a principal subsidiary bank or PNC,

        - the consolidation of principal subsidiary banks into a principal subsidiary bank or PNC, or

        - the sale or other disposition of all or substantially all of the assets of any principal subsidiary bank to another principal subsidiary bank or PNC,

if, in any such case in which the surviving, resulting or acquiring entity is not PNC, PNC would own, directly or indirectly, at least 80% of the voting shares of the principal subsidiary bank surviving such merger, resulting from such consolidation or acquiring such assets. (Section 5.06).

  Ownership of PNC Funding

     The indenture contains a covenant that, so long as any of the debt securities are outstanding, PNC will continue to own, directly or indirectly, all of the outstanding voting shares of PNC Funding. (Section 5.07).

  Restriction on Liens

     The purpose of the restriction on liens covenant is to preserve PNC's direct or indirect interest in voting shares of principal subsidiary banks free of security interests of other creditors. The covenant permits certain specified liens and liens where the senior debt securities are equally secured. The indenture prohibits PNC and its subsidiaries from creating or permitting any liens (other than certain tax and judgment liens) upon voting shares of any principal subsidiary bank to secure indebtedness for borrowed money unless the senior debt securities are equally and ratably secured. Notwithstanding this prohibition, PNC may create or permit the following:

        - purchase money liens and liens on voting shares of any principal subsidiary bank existing at the time such voting shares are acquired or created within 120 days thereafter;

        - the acquisition of any voting shares of any principal subsidiary bank subject to liens at the time of acquisition or the assumption of obligations secured by a lien on such voting shares;

        - under certain circumstances, renewals, extensions or refunding of the liens described in the two preceding bullets; and

        - liens to secure loans or other extensions of credit under Section 23A of the Federal Reserve Act or any successor or similar federal law or regulation. (Section 5.08).

  Consolidation or Merger

     The covenant described below protects the holders of debt securities upon certain transactions involving PNC Funding or PNC by requiring any successor to PNC Funding or PNC to assume the predecessor's obligations under the indenture. In addition, the covenant prohibits transactions that would result in an event of default, a default or an event which could become an event of default or default under the indenture. PNC Funding or PNC may consolidate with, merge into, or transfer substantially all of its properties to, any other corporation organized under the laws of any domestic jurisdiction, if:

        - the successor corporation assumes all obligations of PNC Funding or PNC, as the case may be, under the debt securities and the guarantees and under the indenture;

        - immediately after the transaction, no event of default or default, and no event which, after notice or lapse of time, would become an event of default or default, exists; and

        - certain other conditions are met. (Sections 10.01 and 10.03).

     The indenture does not limit our ability to enter into a highly leveraged transaction or provide you with any special protection in the event of such a transaction.

MODIFICATION AND WAIVER

     We and the trustee may modify the indenture with the consent of the holders of the majority in aggregate principal amount of outstanding debt securities of each series affected thereby. However, the following modifications and amendments will not be effective against any holder without its consent:

        - change the stated maturity of any payment of principal or interest;

        - reduce the principal amount of, or the premium, if any, or the interest on such debt security;

        - reduce the portion of the principal amount of an original issue discount debt security, payable upon acceleration of the maturity of that debt security;

        - change the place or places where, or the currency in which, any debt security or any premium or interest is payable;

        - impair the right of a holder to institute suit for the enforcement of any payment on or with respect to any such debt security;

        - reduce the percentage in principal amount of securities debt securities necessary to modify the indenture or the percentage in principal amount of outstanding debt securities necessary to waive compliance with conditions and defaults under the indenture; or

        - modify or affect the terms and conditions of the guarantees in any manner adverse to a holder. (Section 9.02).

     We and the trustee may modify and amend the indenture without the consent of any holder of debt securities for any of the following purposes:

        - to evidence the succession of another corporation to PNC Funding or PNC;

        - to provide for the acceptance of appointment of a successor trustee;

        - to add to the covenants of PNC Funding or PNC for the benefit of the holders of debt securities;

        - to cure any ambiguity, defect or inconsistency in the indenture, if such action does not adversely affect the holders of debt securities in any material respect;

        - to secure the debt securities under applicable provisions of the indenture;

        - to establish the form or terms of debt securities;

        - to permit the payment in the United States of principal, premium or interest on unregistered securities; or

        - to provide for the issuance of uncertificated debt securities in place of certificated debt securities. (Section 9.01).

     In addition, the holders of a majority in principal amount of outstanding debt securities of any series may, on behalf of all holders of that series, waive compliance with certain covenants, including those described under the captions above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank," "Ownership of PNC Funding" and "Restriction on Liens." (Section 5.09). No waiver by the holders of any series of subordinated debt securities is required with respect to the covenant described under the caption above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank." (Section 5.10). Covenants concerning the payment of principal, premium, if any, and interest on the debt securities, compliance with the terms of the indenture, maintenance of an agency and certain monies held in trust, may only be waived pursuant to a supplemental indenture executed with the consent of each affected holder of debt securities. The covenant concerning certain reports required by federal law may not be waived.

EVENTS OF DEFAULT, DEFAULTS, WAIVERS

     The indenture defines an event of default with respect to any series of senior debt securities as being any one of the following events and such other event as may be established for the debt securities of a particular series:

        - failure to pay interest on such series for 30 days after the payment is due;

        - failure to pay the principal of or premium, if any, on such series when due;

        - failure to deposit any sinking fund payment with respect to such series when due;

        - failure to perform any other covenant or warranty in the indenture that applies to such series for 90 days after we have received written notice of the failure to perform in the manner specified in the indenture;

        - the occurrence of certain events relating to bankruptcy, insolvency or reorganization of either of us or any principal subsidiary bank; or

        - any other event of default specified in the supplemental indenture under which such senior debt securities are issued. (Section 7.01(a)).

     The indenture defines an event of default with respect to any series of subordinated debt securities as certain events involving the bankruptcy or reorganization of PNC or any principal subsidiary bank, or any other event of default specified in the supplemental indenture under which such subordinated debt securities are issued or in the form of securities for such series. There is no right of acceleration in the case of events involving the bankruptcy, insolvency or reorganization of PNC Funding or of a default in the payment of principal, interest, premium, if any, or any sinking fund payment with respect to a series of subordinated debt securities or in the case of a default in the performance of any other covenant of PNC Funding or PNC in the indenture. Accordingly, payment of principal of any series of subordinated debt may be accelerated only in the case of the bankruptcy or reorganization of PNC or any principal subsidiary bank.

     The indenture defines a default with respect to any series of subordinated debt securities as:

        - any of the items listed in the first four bullets above as events of default with respect to senior debt securities,

        - events involving the bankruptcy, insolvency or reorganization of PNC Funding, and

        - such other default as may be established for the subordinated debt securities of a particular series. (Section 7.01(c)).

A breach of the covenant described under the caption above entitled "Restriction on Sale or Issuance of Voting Stock of a Principal Subsidiary Bank" will not result in a default with respect to any series of subordinated debt securities. (Sections 7.01(b) and (c)).

     If an event of default occurs and is continuing with respect to any series of debt securities, either the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare the principal of such series (or if debt securities of that series are original issue discount securities, a specified amount of the principal) to be due and payable immediately. Subject to certain conditions, the holders of a majority in principal amount of the outstanding debt securities of such series may rescind such declaration and waive certain defaults. Prior to any declaration of acceleration, the holders of a majority in principal amount of the outstanding debt securities of the applicable series may waive any past default or event of default, except a payment default, or a past default or event of default in respect of a covenant or provision of the indenture which cannot be modified without the consent of the holder of each outstanding debt security affected. (Sections 7.02, 7.08 and 7.13).

     Other than its duties in the case of an event of default or a default, the trustee is not obligated to exercise any of the rights or powers in the indenture at the request or direction of holders of debt securities, unless such holders offer the trustee reasonable security or indemnity. If reasonable indemnification is provided, then, subject to the other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to debt securities of such series. (Sections 8.03 and 7.12).

     The indenture provides that in the event of a payment default of 30 days with respect to any debt securities of any series, PNC Funding will, upon demand of the trustee, pay to it, for the benefit of the holder of any such debt security the whole amount then due and payable on such debt security for principal and interest. The indenture, as amended, further provides that if PNC Funding fails to pay such amount immediately upon such demand, the trustee may, among other things, institute a judicial proceeding for its collection. (Section 7.03).

     The indenture requires us to furnish annually to the trustee certificates as to the absence of any default under the indenture. The trustee may withhold notice to the holders of debt securities of any default (except in payment of principal, premium, if any, interest or sinking fund installment) if the trustee determines that the withholding of the notice is in the interest of those holders. (Sections 5.04 and 8.02).

     The holder of any debt security of any series may institute any proceeding with respect to the indenture or for any remedy thereunder if:

        - a holder previously has given the trustee written notice of a continuing event of default or default with respect to debt securities of that series;

        - the holders of at least 25% in principal amount of the outstanding debt securities of that series have made a written request, and offered reasonable indemnity, to the trustee to institute such proceeding;

        - the trustee has not received directions inconsistent with such request from the holders of a majority in principal amount of the outstanding debt securities of that series; and

        - the trustee has not started such proceeding within 60 days after receiving the request.

     However, the holder of any debt security will have an absolute right to receive payment of the principal of, and premium, if any, and interest on such debt security when due and to institute suit to enforce any such payment. (Sections 7.07 and 7.08).

DEFEASANCE

     Except as may otherwise be provided in any applicable prospectus supplement, the indenture provides that we will be discharged from our obligations under the debt securities of a series at any time prior to the stated maturity or redemption thereof when we have irrevocably deposited in trust with the trustee money and/or government securities which through the payment of principal and interest in accordance with their terms will provide sufficient funds, without reinvestment, to repay in full the debt securities of such series. Deposited funds will be in the currency or currency unit in which the debt securities are denominated. Deposited government securities will be direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the debt securities are denominated, and which are not subject to prepayment, redemption or call. Upon such discharge, the holders of the debt securities of such series will no longer be entitled to the benefits of the indenture, except for the purposes of registration of transfer and exchange of the debt securities of such series, and replacement of lost, stolen or mutilated debt securities, and may look only to such deposited funds or obligations for payment. (Sections 11.01 and 11.02).

     For federal income tax purposes, the deposit and discharge may, depending on a variety of factors, result in a taxable gain or loss being recognized by the holders of the affected debt securities. You are urged to consult your own tax advisers as to the specific consequences of such a deposit and discharge, including the applicability and effect of tax laws other than federal income tax laws.

GLOBAL SECURITIES

     We may issue the debt securities of a series in whole or in part in the form of a global security that will be deposited with a depositary. Such depositary will be The Depository Trust Company ("DTC"), unless otherwise identified in the prospectus supplement relating to such series. A global security may be issued as either a registered or unregistered security and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities in definitive form represented thereby, a global security may not be transferred except as a whole by the depositary for such global security or any nominee thereof to a successor of such depositary or a nominee of such successor. (Section 2.05).

     If DTC is the depositary for a series of debt securities, such series will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered global security will be issued for such series of debt securities, in the aggregate principal amount of such series, and will be deposited with DTC. If, however, the aggregate principal amount of such series of debt securities exceeds $200 million, one global security will be issued with respect to each $200 million of principal amount and an additional global security will be issued with respect to any remaining principal amount of such series.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of a series of debt securities under the DTC system will need to be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security ("beneficial owner") is in turn to be recorded on the direct participants' and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as provide periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the global security or global securities, except in the event that use of the book-entry system for such debt securities is discontinued.

     To facilitate subsequent transfers, all global securities deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of global securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has advised us that DTC will have no knowledge of the actual beneficial owners of the global securities, and that DTC's records reflect only the identity of the direct participants to whose accounts global securities are credited, which may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     To the extent any series of debt securities is redeemable, redemption notices will be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed. The applicable prospectus supplement for a series of debt securities will indicate whether such series is redeemable.

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

     To the extent applicable, neither DTC nor Cede & Co. will consent or vote with respect to any global securities deposited with it. Under its usual procedure, DTC will mail an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting and voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments on the global securities deposited with DTC will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from the issuer, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as in the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participant and not DTC or PNC Funding, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. will be the responsibility of the trustee, who unless otherwise indicated in the applicable pricing supplement, will be PNC Funding's paying agent, disbursements of such payments to direct participants will be the responsibility of DTC, and disbursements of such payments to beneficial owners will be the responsibility of direct participants and indirect participants. None of PNC Funding, PNC, the trustee, any paying agent, or the registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or global securities for any series of debt securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     If DTC is at any time unwilling, unable or ineligible to continue as the depositary and a successor depositary is not appointed by PNC Funding within 90 days, PNC Funding will issue certificated debt securities for each series in definitive form in exchange for each global security. If PNC Funding determines not to have a series of debt securities represented by a global security, which it may do, it will issue certificated debt securities for such series in definitive form in exchange for the global security. In either instance, a beneficial owner will be entitled to physical delivery of certificated debt securities for such series in definitive form equal in principal amount to such beneficial owner's beneficial interest in the global security and to have such certificated debt securities for such series registered in such beneficial owner's name. Certificated debt securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     Any other or differing terms of the depositary arrangement will be described in the prospectus supplement relating to a series of debt securities.

REGARDING THE TRUSTEE

     In the ordinary course of business, we may maintain lines of credit with one or more trustees for a series of debt securities and the principal subsidiary banks and other subsidiary banks may maintain deposit accounts and conduct other banking transactions with one or more trustees for a series of debt securities.

TRUSTEE'S DUTY TO RESIGN UNDER CERTAIN CIRCUMSTANCES

     PNC Funding may issue both senior and subordinated debt securities under the indenture. Because the subordinated debt securities will rank junior in right of payment to the senior debt securities, the occurrence of a default under the indenture with respect to the subordinated debt securities or any senior debt securities could create a conflicting interest under the Trust Indenture Act of 1939, as amended, with respect to any trustee who serves as trustee for both senior and subordinated debt securities. In addition, upon the occurrence of a default under the indenture with respect to any series of debt securities the trustee of which maintains banking relationships with PNC Funding or PNC, such trustee would have a conflicting interest under the Trust Indenture Act as a result of such business relationships. If a default has not been cured or waived within 90 days after the trustee has or acquires a conflicting interest, the trustee generally is required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to the subordinated debt securities or the senior debt securities. In the event of the trustee's resignation, we will promptly appoint a successor trustee with respect to the affected securities.

                          DESCRIPTION OF COMMON STOCK

     As of the date of the prospectus, PNC is authorized to issue 450,000,000 shares of common stock. At August 31, 1999, PNC had 294,557,603 shares of common stock issued and outstanding and 58,265,164 shares held in treasury.

     The following summary is not complete. You should refer to the applicable provisions of PNC's certificate of incorporation, including the certificates of designation pursuant to which the outstanding series of preferred stock were issued and to the Pennsylvania Business Corporation Law for a complete statement of the terms and rights of the common stock.

     Holders of common stock are entitled to one vote per share on all matters submitted to shareholders. Holders of common stock have neither cumulative voting rights nor any preemptive rights for the purchase of additional shares of any class of stock of PNC, and are not subject to liability for further calls or assessments. The common stock does not have any sinking fund, conversion or redemption provisions.

     Holders of common stock may receive dividends when declared by the Board of Directors of PNC out of funds legally available to pay dividends. The Board of Directors may not pay or set apart dividends on common stock until dividends for all past dividend periods on any series of outstanding preferred stock have been paid or declared and set apart for payment.

     PNC currently has outstanding $300 million of 8.315% Junior Subordinated Debentures Due 2027 and $200 million of Floating Rate Junior Subordinated Debentures Due 2028. The terms of these debentures permit PNC to defer interest payments on the debentures for up to five years. If PNC defers interest payments on these debentures, PNC may not during the deferral period:

        - declare or pay any cash dividends on any of its common stock;

        - redeem any of its common stock;

        - purchase or acquire any of its common stock; or

        - make a liquidation payment on any of its common stock.

     In the event of dissolution or winding up of the affairs of PNC, holders of common stock will be entitled to share ratably in all assets remaining after payments to all creditors and payments required to be made in respect of outstanding preferred stock (including accrued and unpaid dividends thereon).

     The Board of Directors of PNC may, except as otherwise required by applicable law, cause the issuance of authorized shares of common stock without shareholder approval to such persons and for such consideration as the Board of Directors may determine in connection with acquisitions by PNC or for other corporate purposes.

     The Chase Manhattan Bank, New York, New York, is the transfer agent and registrar for PNC's common stock. The shares of common stock are listed on the New York Stock Exchange under the symbol "PNC." The outstanding shares of common stock are, and the shares offered hereby will be, validly issued, fully paid and nonassessable and the holders of the common stock are not and will not be subject to any liability as shareholders.

                         DESCRIPTION OF PREFERRED STOCK

     This section describes the general terms and provisions of PNC's preferred stock that may be offered by this prospectus. The prospectus supplement will describe the specific terms of the series of the preferred stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to that series of preferred stock.

     We have summarized the material terms and provisions of the preferred stock in this section. We have also filed PNC's articles of incorporation and the form of certificate of preferred stock, which we will refer to as the "certificate of designations" as exhibits to the registration statement. You should read PNC's articles of incorporation and the certificate of designations relating to the applicable series of the preferred stock for additional information before you buy any preferred stock.

GENERAL

     The Board of Directors of PNC (the "PNC board") is authorized without further shareholder action to cause the issuance, as of August 31, 1999, of up to 10,662,800 additional shares of preferred stock. Such preferred stock may be issued in one or more series, each with such preferences, limitations, designations, conversion rights, voting rights, dividend rights, voluntary and involuntary liquidation rights and other rights as the PNC board may determine at the time of issuance.

     The rights of the holders of PNC's common stock are subject to any rights and preferences of such outstanding series of preferred stock, and the preferred stock offered in this prospectus. In addition, those rights would be subject to the rights and preferences of any additional shares of preferred stock, or any series thereof, which might be issued in the future.

     The existence of authorized but unissued preferred stock could have the effect of discouraging an attempt to acquire control of PNC. For example, preferred stock could be issued to persons, firms or entities known to be friendly to management.

     PNC currently has outstanding $300 million of 8.315% Junior Subordinated Debentures Due 2027 and $200 million of Floating Rate Junior Subordinated Debentures Due 2028. The terms of these debentures permit PNC to defer interest payments on the debentures for up to five years. If PNC defers interest payments on these debentures, PNC may not during the deferral period:

        - declare or pay any cash dividends on any of its preferred stock;

        - redeem any of its preferred stock;

        - purchase or acquire any of its preferred stock; or

        - make a liquidation payment on any of its preferred stock.

PREFERRED STOCK OFFERED HEREIN

  General

     The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, the shares of each series of preferred stock will upon issuance rank on a parity in all respects with PNC's currently existing series of preferred stock, described below, and each other series of preferred stock of PNC outstanding at that time. Holders of the preferred stock will have no preemptive rights to subscribe for any additional securities that may be issued by PNC. Unless otherwise specified in the applicable prospectus supplement, The Chase Manhattan Bank, New York, New York, will be the transfer agent and registrar for the preferred stock.

     Because PNC is a holding company, its rights and the rights of holders of its securities, including the holders of preferred stock, to participate in the assets of any PNC subsidiary upon its liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors and preferred shareholders, except to the extent PNC may itself be a creditor with recognized claims against such subsidiary or a holder of preferred shares of such subsidiary.

     PNC may elect to offer depositary shares evidenced by depositary receipts. If PNC so elects, each depositary share will represent a fractional interest (to be specified in the prospectus supplement relating to the particular series of preferred stock) in a share of a particular series of the preferred stock issued and deposited with a depositary (as defined below). See "Description of Depositary Shares" below.

  Dividends

     The holders of the preferred stock will be entitled to receive dividends, if declared by the PNC board or a duly authorized committee thereof. The applicable prospectus supplement will specify the dividend rate and dates on which dividends will be payable. The rate may be fixed or variable or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used for determining the dividend rate for each dividend period. PNC will pay dividends to the holders of record as they appear on the stock books of PNC on the record dates fixed by the PNC board or a duly authorized committee thereof. PNC may pay dividends in the form of cash, preferred stock (of the same or a different series) or common stock of PNC, in each case as specified in the applicable prospectus supplement.

     The applicable prospectus supplement will also state whether dividends on any series of preferred stock are cumulative or noncumulative. If the PNC board does not declare a dividend payable on a dividend payment date on any noncumulative preferred stock, then the holders of that preferred stock will not be entitled to receive a dividend for that dividend period, and PNC will have no obligation to pay the dividend for that dividend period even if the PNC board declares a dividend on that series payable in the future.

     The PNC board will not declare and pay a dividend on the common stock or on any class or series of stock of PNC ranking as to dividends subordinate to a series of cumulative preferred stock (other than dividends payable in common stock or in any class or series of stock of PNC ranking as to dividends and assets subordinate to such series), until PNC has paid in full dividends (to the extent cumulative) for all past dividend periods on all outstanding shares of such series. If PNC does not pay in full dividends for any dividend period on all shares of preferred stock ranking equally as to dividends, all such shares will participate ratably in the payment of dividends for that period in proportion to the full amounts of dividends to which they are entitled.

  Voting

     Except as provided in this prospectus or in the applicable prospectus supplement, or as required by applicable law, the holders of preferred stock will not be entitled to vote. Except as otherwise required by law or provided by the PNC board and described in the applicable prospectus supplement, holders of preferred stock having voting rights and holders of common stock vote together as one class. Holders of preferred stock do not have cumulative voting rights.

     If, at the time of any annual meeting of PNC shareholders, PNC has not paid, or declared and set apart for payment, dividends on all outstanding shares of preferred stock in an amount equal to six quarterly dividends at the rates payable upon such shares, the number of directors of PNC will be increased by two, and the holders of all outstanding preferred stock voting together as a class will be entitled to elect those two additional directors at that annual meeting. After PNC pays the full amount of dividends to which the holders of preferred stock are entitled, the terms of the two additional directors will end, the number of directors of PNC will be reduced by two, and such voting right of the holders of preferred stock will end.

     Unless PNC receives the consent of the holders of at least two-thirds of the outstanding shares of preferred stock of all series, PNC will not:

        - create or increase the authorized number of shares of any class of stock ranking as to dividends or assets senior to the preferred stock; or

        - change the preferences, qualifications, privileges, limitations, restrictions or rights of the preferred stock in any way that materially and adversely affects the holders of the preferred stock.

     If any change to the rights of the preferred stock will affect any particular series materially and adversely as compared to any other series of preferred stock, PNC first must obtain the consent of the holders of at least two-thirds of the outstanding shares of that particular series of preferred stock.

     The holders of the preferred stock of a series will not be entitled to participate in any vote regarding a change in the rights of the preferred stock if PNC makes provision for the redemption of all the preferred stock of such series. See "Redemption by PNC" below. PNC is not required to obtain any consent of holders of preferred stock of a series in connection with the authorization, designation, increase or issuance of any shares of preferred stock that rank junior or equal to the preferred stock of such series with respect to dividends and liquidation rights.

     Under interpretations adopted by the Federal Reserve or its staff, if the holders of preferred stock of any series become entitled to vote for the election of directors because dividends on such series are in arrears as described above, that series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% or more if it otherwise exercises a "controlling influence" over PNC) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, when the series is deemed a class of voting securities, any other bank holding company may be required to obtain the prior approval of the Federal Reserve to acquire more than 5% of that series, and any person other than a bank holding company may be required to obtain the prior approval of the Federal Reserve to acquire 10% or more of that series.

  Liquidation of PNC

     In the event of the voluntary or involuntary liquidation of PNC, the holders of each outstanding series of preferred stock will be entitled to receive liquidating distributions before any distribution is made to the holders of common stock or of any class or series of stock of PNC ranking subordinate to that series, the amount fixed by the PNC board for that series and described in the applicable prospectus supplement, plus, if dividends on that series are cumulative, accrued and unpaid dividends.

  Redemption by PNC

     PNC may redeem the whole or any part of the preferred stock at the times and at the amount for each share set forth in the applicable prospectus supplement.

     PNC may acquire preferred stock from time to time at the price or prices that PNC determines. If any cumulative dividends payable for all past quarterly dividend periods have not been paid, or declared and set apart for payment, in full, PNC may not acquire preferred stock except in accordance with an offer made in writing or by publication to all holders of record of shares of preferred stock.

  Conversion

     The prospectus supplement may set for the rights, if any, for a holder of preferred stock to convert that preferred stock into common stock or any other class of capital securities of PNC.

PREFERRED STOCK CURRENTLY OUTSTANDING

     At August 31, 1999, PNC had five series of preferred stock outstanding:

        - 12,205 shares of $1.80 Cumulative Convertible Preferred Stock, Series A ("preferred stock-A");

        - 4,352 shares of $1.80 Cumulative Convertible Preferred Stock, Series B ("preferred stock-B");

        - 264,076 shares of $1.60 Cumulative Convertible Preferred Stock, Series C ("preferred stock-C");

        - 374,532 shares of $1.80 Cumulative Convertible Preferred Stock, Series D ("preferred stock-D"); and

        - 6,000,000 shares of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F ("preferred stock-F").

     All shares of a former series of preferred stock, designated as $2.60 Cumulative Non Voting Preferred Stock, Series E, have been redeemed and restored to the status of authorized but unissued preferred stock.

     Holders of outstanding preferred stock are entitled to cumulative dividends at the annual rates set forth below in the table titled "Summary of Certain Key Terms of Preferred Stock," which are payable quarterly when and as declared by the Board of Directors of PNC. The Board of Directors may not pay or set apart dividends on common stock until dividends for the current period and all past dividend periods on all series of outstanding preferred stock have been paid or declared and set apart for payment.

     Holders of outstanding preferred stock, other than preferred stock-F, are entitled to a number of votes equal to the number of full shares of common stock into which their preferred stock is convertible. Holders of outstanding preferred stock currently are entitled to the conversion privileges set forth below in the table titled "Summary of Certain Key Terms of Preferred Stock."

     In the event of a liquidation of PNC, holders of outstanding preferred stock are entitled to receive the amounts set forth below in the table titled "Summary of Certain Key Terms of Preferred Stock," plus all dividends accrued and unpaid thereon, before any payments are made with respect to common stock.

     Preferred stock-A, preferred stock-C and preferred stock-D are redeemable at any time at the option of PNC at redemption prices equal to the respective liquidation preference amounts stated above, plus accrued and unpaid dividends, if any. Preferred stock-B is not redeemable. Prior to September 30, 2001, preferred stock-F is not redeemable, except in limited circumstances by PNC upon certain changes to the Internal Revenue Code at a declining redemption price ranging from $52.20 to the liquidation preference amount, plus accrued and unpaid dividends (whether or not earned or declared) from the immediately preceding dividend payment date (but without any cumulation for unpaid dividends for prior dividend periods) to the date fixed for redemption. On and after September 30, 2001, preferred stock-F is redeemable at the option of PNC at its liquidation preference amount, plus accrued and unpaid dividends (whether or not earned or declared) from the immediately preceding dividend payment date (but without any cumulation for unpaid dividends for prior dividend periods) to the date fixed for redemption.

     All outstanding series of preferred stock, other than preferred stock-F, are convertible (unless called for redemption and not converted within the time allowed therefor), at any time at the option of the holder. No adjustment will be made for dividends on preferred stock converted or on common stock issuable upon conversion. The conversion rate of each series of convertible preferred stock will be adjusted in certain events, including payment of stock dividends on, or splits or combinations of, the common stock or issuance to holders of common stock of rights to purchase common stock at a price per share less than 90% of current market price as defined in the Articles of Incorporation of PNC. Appropriate adjustments in the conversion provisions also will be made in the event of certain reclassifications, consolidations or mergers or the sale of substantially all of the assets of PNC. Preferred stock-F is not convertible into shares of common stock or any other security of PNC.

     Preferred stock-A, preferred stock-B and preferred stock-F are currently traded in the over-the-counter market. Preferred stock-C and -D are listed and traded on the New York Stock Exchange. The Chase Manhattan Bank, New York, New York, is transfer agent and registrar for all outstanding series of preferred stock.

                SUMMARY OF CERTAIN KEY TERMS OF PREFERRED STOCK

                ANNUAL
               DIVIDEND
                 RATE                                     VOTING RIGHTS
PREFERRED      (PAYABLE      CUMULATIVE    CONVERSION       (BASED ON        LIQUIDATION
 SERIES       QUARTERLY)     DIVIDENDS        RATE       CONVERSION RATE)    PREFERENCE      REDEEMABLE
--------------------------------------------------------------------------------------------------------
    A            $1.80            Y             1:8              Y             $40/share         Y
--------------------------------------------------------------------------------------------------------
    B            $1.80            Y             1:8              Y             $40/share         Y
--------------------------------------------------------------------------------------------------------
    C            $1.60            Y           2.4:4              Y             $20/share         Y
--------------------------------------------------------------------------------------------------------
    D            $1.80            Y           2.4:4              Y             $20/share         Y
--------------------------------------------------------------------------------------------------------
    E                                        None Currently Outstanding
--------------------------------------------------------------------------------------------------------
    F         - 6.05% per         N             N/A       N (except in         $50/share     Y (but not
                year                                      limited                            prior to
                through                                   circumstances)                     9/30/01,
                9/29/01                                                                      except in
              - between                                                                      limited
                6.55% and                                                                    circumstances)
                12.55%
                thereafter

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     PNC may, at its option, elect to offer fractional interests in the preferred stock, rather than whole shares of preferred stock. If PNC does, PNC will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of the preferred stock. We will specify that fraction in the prospectus supplement.

     The shares of any series of the preferred stock underlying the depositary shares will be deposited under a deposit agreement between PNC and a depositary selected by PNC. The depositary will be a bank or trust company and will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. The prospectus supplement relating to a series of depositary shares will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. PNC will issue depositary receipts to those persons who purchase the fractional shares in the preferred stock underlying the depositary shares, in accordance with the terms of the offering.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of related depositary shares in proportion to the number of depositary shares owned by those holders.

     If PNC makes a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with the approval of PNC, sell the property and distribute the net proceeds from the sale to the applicable holders.

REDEMPTION OF DEPOSITARY SHARES

     Whenever PNC redeems shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or pro rata as may be determined by the depositary.

     Depositary shares called for redemption will no longer be outstanding after the applicable redemption date, and all rights of the holders of these depositary shares will cease, except the right to receive any money or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock underlying that holder's depositary shares. The depositary will try, insofar as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and PNC will agree to take all action which the depositary deems necessary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

CONVERSION OF PREFERRED STOCK

     If a series of the preferred stock underlying the depositary shares is convertible into shares of PNC's common stock or any other class of capital securities of PNC, PNC will accept the delivery of depositary receipts to convert the preferred stock using the same procedures as those for delivery of certificates for the preferred stock. If the depositary shares represented by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt or depositary receipts for the depositary shares not to be converted.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     PNC and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. PNC or the depositary may terminate the deposit agreement only if
(i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution of the underlying preferred stock in connection with any liquidation, dissolution or winding up of PNC.

CHARGES OF DEPOSITARY

     PNC will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. PNC will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering to PNC notice of its election to do so. PNC may remove the depositary at any time. Any such resignation or removal will take effect only upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The depositary will forward to the holders of depositary shares all reports and communications from PNC that PNC delivers to the depositary and that PNC is required to furnish to the holders of the preferred stock.

     Neither the depositary nor PNC will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of PNC and the depositary under the deposit agreement will be limited to performance in good faith of their respective duties under the deposit agreement. They will not be obligated to prosecute or defend any legal proceeding relating to any depositary shares or preferred stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons they believe to be competent and on documents they believe to be genuine.

                              PLAN OF DISTRIBUTION

     PNC Funding may offer and sell debt securities being offered by use of this prospectus:

        - through underwriters;

        - through dealers;

        - through agents; or

        - directly to purchasers.

     PNC may offer and sell common stock and preferred stock being offered by use of this prospectus:

        - through underwriters;

        - through dealers;

        - through agents; or

        - directly to purchasers.

     The applicable prospectus supplement will name any underwriters in connection with offered debt securities, common stock or preferred stock and will set forth any underwriting compensation paid to such underwriters. Underwritten offerings may involve underwriting syndicates represented by managing underwriters, or underwriters without a syndicate.

     The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of securities, underwriters or agents acting on PNC's behalf may receive compensation from PNC Funding, PNC or from purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter will be identified and any such compensation will be described in the prospectus supplement.

     Under agreements which may be entered into with us, underwriters, dealers and agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, and to contributions from us in respect of such liabilities. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     If so indicated in the applicable prospectus supplement, PNC Funding and/or PNC will authorize the underwriters or other persons acting as PNC Funding's agents and/or PNC's agents to solicit offers by certain institutions to purchase debt securities from PNC Funding and/or preferred stock from PNC pursuant to contracts providing for payment and delivery on a future date or dates stated in the applicable prospectus supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by PNC Funding or PNC. The obligations of any purchaser under any such contract will not be subject to any conditions, except that (1) the purchase of the debt securities, or the common stock or the preferred stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (2) if debt securities or common stock or preferred stock are also being sold to underwriters, PNC Funding or PNC shall have sold to such underwriters the debt securities or the common stock or the preferred stock not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

     The validity of the debt securities and related guarantees and the common stock, the preferred stock and the depositary shares will be passed upon for us by Victor M. DiBattista, Chief Regional Counsel of PNC, One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222. If the securities are being distributed in an underwritten offering, the validity of the securities and related guarantees and the common stock, the preferred stock and the depositary shares will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in PNC Bank Corp.'s Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given their authority as experts in accounting and auditing.

     Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of independent auditors pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $400,000,000

                                PNC FUNDING CORP

                       7.50% SUBORDINATED NOTES DUE 2009

             UNCONDITIONALLY GUARANTEED ON A SUBORDINATED BASIS BY
                                 PNC BANK CORP.

                                 PNC BANK LOGO

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                                OCTOBER 26, 1999

                            ------------------------

                              SALOMON SMITH BARNEY

                             ABN AMRO INCORPORATED

                             CHASE SECURITIES INC.

                           PNC CAPITAL MARKETS, INC.

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